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EMAIL:  AFREEDMAN@OLSHANLAW.COM

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March 28, 2019

VIA EDGAR AND E-MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gannett Co., Inc. (“Gannett”)

Preliminary Proxy Statement (the “Proxy Statement”) filed by MNG Enterprises, Inc., MNG Investment Holdings LLC, Strategic Investment Opportunities LLC, Alden Global Capital LLC, Timothy Barton, Heath Freeman, R. Joseph Fuchs, Guy Gilmore, Dana Needleman, and Steven Rossi (collectively, “MNG”)

Filed on March 14, 2019
File No. 001-36874

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 21, 2019 (the “Staff Letter”) with regard to the Proxy Statement. We have reviewed the Staff Letter with MNG and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the responses refer to pages of the Proxy Statement, and the defined terms used herein have the definitions given to them in the Proxy Statement.

Preliminary Proxy Statement

1.	Please revise your disclosure and your form of proxy card to disclose how you intend to vote any proxy cards that are returned unmarked.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement to disclose how MNG intends to vote any properly executed BLUE proxy cards that are not marked with the stockholder’s voting specifications. See page 9 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 28, 2019

MNG submits that its form of proxy card includes the following language disclosing how the proxies intend to vote any properly executed BLUE proxy cards that are not marked with the stockholder’s voting specifications: “IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2 AND [“FOR”/“AGAINST”] PROPOSAL 3.”

Cover Letter

2.	We note your reference here and throughout the proxy statement that the company and its board have “exhibited an unwillingness to engage with [you] in good faith regarding the Proposed Transaction and to take the steps necessary to maximize value for all Gannett stockholders.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

MNG acknowledges the Staff’s comment and, in the interest of having Gannett refrain from making further statements that MNG believes impugn the character, integrity and personal reputation of MNG and the MNG Nominees without adequate factual foundation, as referenced in our letter to the Commission dated March 18, 2019, MNG has revised the Proxy Statement to modify the language referenced above. Please see the cover page and pages 1, 6, 16 and 18 of the Proxy Statement.

Notwithstanding the foregoing, MNG submits that the disclosure contained in the “Background of the Solicitation” section of Proxy Statement provides a reasonable factual foundation for MNG’s belief that Gannett and the Board have exhibited an unwillingness to engage with MNG in good faith regarding the Proposed Transaction.

In Gannett’s public statements, including but not limited to its preliminary proxy statement filed with the Commission on March 11, 2019, Gannett has repeatedly highlighted requests made to MNG for certain information, including regarding MNG’s financing for the Proposed Transaction and certain regulatory matters, and has criticized MNG for not providing more information. For example, on page 12 of the Gannett’s proxy statement, Gannett stated that “given MNG’s refusal to respond to the Board’s questions regarding its financing plans, regulatory matters and other issues that related to MNG’s ability to consummate the proposed transaction, the Board had serious concerns regarding the credibility of MNG’s proposal.” We believe that this and similar statements are extremely misleading and get to the heart of MNG’s belief that Gannett and the Board have not engaged with MNG in good faith.

March 28, 2019

As disclosed in the Proxy Statement: “[MNG] requested on multiple occasions that MNG Enterprises and Gannett work towards entering into a standard non-disclosure agreement to permit MNG Enterprises to conduct customary due diligence on Gannett and to disclose confidential and proprietary information to Gannett, enabling MNG Enterprises to provide fulsome responses to Gannett’s requests. [Gannett] repeatedly refused to have Gannett enter into a non-disclosure agreement with MNG Enterprises and refused MNG Enterprises’ request to commence conducting due diligence on Gannett.” MNG submits that these repeated refusals effectively prevented MNG from providing more fulsome responses to Gannett’s requests, in that MNG could not reasonably be expected to disclose certain confidential and proprietary information of MNG regarding its operations and finances, complete its analysis of regulatory matters or obtain a binding commitment from a financing source, without a standard non-disclosure agreement in place and having performed further due diligence on Gannett. MNG believes that Gannett, which is being advised by experienced legal and financial advisors, understood what it was doing by taking the actions described in the Proxy Statement, and that such actions, particularly in light of Gannett’s criticism of MNG for not providing information that was effectively made impossible due to Gannett’s actions, provide a reasonable factual foundation for MNG’s conclusion that Gannett and the Board have not been acting in good faith.

3.	Revise your disclosure to explain the meaning of your references to “true ‘skin in the game’.” If you are referring to the level of ownership of securities by the current directors, explain how your nominees have “true skin in the game” and clarify here and throughout the proxy statement that five of your nominees do not own any shares while each company nominee does own shares in the company. Finally, explain how your nominees would be a better choice for shareholders in deciding whom to vote for on the basis of having “true skin in the game.”

MNG acknowledges the Staff’s comment and has revised its disclosure where applicable to clarify that its reference to “skin in the game” refers to personal investment by Gannett’s director nominees in Gannett’s common stock. MNG also has revised its disclosure to clarify that the MNG Nominees do not directly own shares of Gannett’s common stock, while each Gannett nominee does own shares. Please see the cover letter and page 18 of the Proxy Statement.

With respect to the Staff’s request for an explanation how the MNG Nominees would be a better choice for stockholders in deciding whom to vote for on the basis of having “true skin in the game,” MNG submits that it does not make that assertion in the Proxy Statement. The remaining use of the phrase “skin in the game” in the Proxy Statement does not compare the MNG Nominees to Gannett’s director nominees. Instead, it serves to question the manner in which Gannett’s director nominees have engaged with MNG, rejected MNG’s premium acquisition proposal, and apparently decided to continue Gannett’s pursuit of a strategic transformation rather than commencing a strategic review process to maximize value for all Gannett stockholders. MNG submits that the personal investment of Gannett’s director nominees in Gannett bears directly on their alignment (or lack thereof) with Gannett stockholders in considering the benefits of MNG’s premium acquisition proposal, and therefore the amount of such personal investment is a reasonable matter for MNG to highlight in the Proxy Statement.

March 28, 2019

Background of the Solicitation, page 13

4.	We note in the first entry for February 7, 2019 your reference to your having set a “clear path” to complete your proposed transaction. Revise your disclosure to describe any efforts you had made as of that date to obtain financing and to your analysis of any antitrust matters and pension liabilities.

MNG acknowledges the Staff’s comment and has provided additional disclosure regarding MNG’s efforts as of February 7, 2019 with respect to obtaining financing and analysis of antitrust matters and pension liabilities. Please see page 14 of the Proxy Statement.

5.	Refer to the entry for February 11, 2019. We note that your press release of that day and filed on Edgar did not include the phrase “if it were given full access to Gannett’s books and records” as your proxy statement states. Please revise.

MNG acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see page 14 of the Proxy Statement.

MNG supplementally advises the Commission that, as MNG stated in its press release issued and filed with the Commission on March 20, 2019 regarding MNG’s receipt of a “highly confident letter” from Oaktree Capital Management, L.P. stating that it is highly confident in MNG’s ability to attain a debt financing package sufficient to complete the Proposed Transaction, MNG will need to conduct confirmatory due diligence on Gannett before MNG can finalize a financing package.

Reasons for the Solicitation, page 16

6.	We note your references to the company’s financial performance since 2014. Please revise your disclosure to clarify that until 2015 Gannett was not an independent company and did not have its own board of directors.

MNG acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see the cover page and pages 1 and 16 of the Proxy Statement.

Proposal No. 1. Election of Directors, page 22

7.	Please revise this section to highlight to security holders that they will be disenfranchised with respect to two board seats if they return your proxy card.

MNG acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see page 22 of the Proxy Statement.

March 28, 2019

8.	Please revise your disclosure to describe any potential antitrust consequences arising from the election of your nominees.

MNG acknowledges the Staff’s comment and has provided the following additional disclosure regarding MNG’s consideration of potential antitrust consequences arising from the election of the MNG Nominees: “While MNG Enterprises and Gannett are both in the newspaper publishing industry, based on a detailed review of MNG Enterprises’ various publications and publicly available information related to Gannett’s publications, Akin Gump, legal counsel to MNG Enterprises, found that MNG Enterprises appears to rarely, if ever, operate newspapers in competition with Gannett. As a result, Akin Gump has reasonably concluded (based on publicly available information concerning Gannett) that either the antitrust law prohibiting individuals from serving as directors and/or officers of two companies that directly compete does not apply, or the de minimis exception to that law applies.” Please see page 26 of the Proxy Statement.

9.	Please tell us, with a view toward revised disclosure, why all of the references to beneficial ownership in the first and third paragraph of page 26 and similar disclosure on pages 30-31 are qualified by using the phrase “may be deemed.”

MNG acknowledges the Staff’s comment and has revised its disclosure to remove the qualifying language referenced above. Please see pages 26, 30 and 31 of the Proxy Statement.

10.	We note, on page 26, the disclaimer of beneficial ownership “except to the extent of his or her pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

MNG acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see page 26 of the Proxy Statement.

Additional Participant Information, page 30

11.	Refer to the first sentence on page 31. Please revise to provide the information required under Item 5(b)(1)(vii) of Schedule 14A.

MNG acknowledges the Staff’s comment and has revised its disclosure to clarify the information provided. Please see page 31 of the Proxy Statement.

March 28, 2019

Schedule II

12.	Refer to footnote 8 on page II-2. Please tell us, with a view toward revised disclosure, why you are qualifying disclosure of your own beneficial ownership of shares of the company by referencing public filings.

MNG acknowledges the Staff’s comment. MNG submits that the information included in Schedule II of the Proxy Statement has been reprinted without change from Gannett’s proxy statement in order to provide information regarding persons who beneficially own more than 5% of the shares and the ownership of the shares by the directors and certain members of management of Gannett in the clearest and most efficient way possible. MNG submits that Schedule II of the Proxy Statement discloses that all such information “is reprinted from Gannett’s preliminary proxy statement filed with the Securities and Exchange Commission on March 11, 2019,” such that stockholders should not be confused by the qualifying disclosure in footnote 8 on page II-2. Further, MNG discloses its beneficial ownership of Gannett’s common stock without qualification in a number of places in the Proxy Statement, including the cover page and pages 1, 26, 30 and 31 of the Proxy Statement.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Andrew M. Freedman
Andrew M. Freedman